UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Safeguard Scientifics, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

786449306
(CUSIP Number)

December 6, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786449306

1	NAME OF REPORTING PERSON: Halis Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 828,790*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 828,790*
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 828,790*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.0%*
12	TYPE OF REPORTING PERSON: OO

*See Item 4 for additional information.

CUSIP No. 786449306

1	NAME OF REPORTING PERSON: Jeffrey Halis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 828,790*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 828,790*
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 828,790*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.0%*
12	TYPE OF REPORTING PERSON: IN

*See Item 4 for additional information.

Item 1(a). Name Of Issuer:

Safeguard Scientifics, Inc. (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

150 N. Radnor Chester Road Suite F-200 Radnor, PA 19087.

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being filed by the Halis Family Foundation (“HFF”) and Jeffrey Halis.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address for HFF and Mr. Halis is 150 East 58th Street, 14th Floor, NY, NY 10155.

Item 2(c). Citizenship:

HFF is a New York Trust. Mr. Halis is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.10 per share.

Item 2(e). CUSIP No.

786449306.

Item 3.	If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to Halis is as follows:

(a)	Amount Beneficially owned:	828,790*

(b)	Percent of Class:	5.0%*

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote	828,790*

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of	828,790*

(iv)	shared power to dispose or to direct the disposition of	0

* Based on 16,575,618 shares of common stock, par value $0.10 (the “Shares”), of the Company outstanding as of October 30, 2023, as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2023. As of December 6, 2023, 828,790 Shares are owned by HFF. Jeffrey Halis is the trustee of HFF, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by HFF. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Halis may be deemed to beneficially own the 828,790 Shares of the Company held by HFF, or 5.0% of the Shares of the Company deemed to be issued and outstanding as of December 6, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2024

Halis Family Foundation

By:	Jeffrey S. Halis,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

/s/ Jeffrey S. Halis
Jeffrey S. Halis

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement, dated as of January 22, 2024, by and between the Halis Family Foundation and Jeffrey Halis.	8

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Halis Family Foundation

By:	Jeffrey S. Halis,
its trustee

By:	/s/ Jeffrey S. Halis
Jeffrey S. Halis
Trustee

/s/ Jeffrey S. Halis
Jeffrey S. Halis

-8-